                                                        EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION
COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Millions of Dollars)

	Three Month Ended		Nine Months Ended
	September30,	September 30,	September30,	September 30,
	2006	2005	2006	2005

Net Income	$132	$87	$356	$260

Add:
Provision for income taxes	60	43	164	132

Deduct:
Equity in profit of partnerships	(1)	(2)	(3)	(5)

Profit before taxes(1)	$191	$128	$517	$387

Fixed charges:
Interest on borrowed funds	$267	$202	$758	$563
Rentals at computed interest(2)	1	1	4	4

Total fixed charges	$268	$203	$762	$567

Profit before taxes plus fixed charges	$459	$331	$1,279	$954

Ratio of profit before taxes plus fixed charges to fixed charges	1.71	1.63	1.68	1.68

(1) Profit before taxes excludes equity in profit of partnerships.
(2) Those portions of rent expense that are representative of interest cost.